Ex99.35

Routemaster Closes $2 Million Private  Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Nov. 16, 2020 -- Routemaster Capital Inc. (TSXV: RM) (“Routemaster” or the “Company”) is pleased to announce that it has closed its previously announced non-brokered private placement financing of units (the “Units”) for gross proceeds of $2,000,000 (the “Offering”).

Pursuant to the closing of the Offering, the Company issued 20,000,000 Units. Each Unit consists of one common share of the Company and one common share purchase warrant (each, a “Warrant”), entitling the holder to acquire one additional common share of Routemaster at an exercise price of $0.25 for a period of 24 months from issuance.

If at any time after four months and one day from the closing date the common shares of the Company trade at $0.20 per common share or higher (on a volume weighted adjusted basis) for a period of 10 consecutive days, the Company will have the right to accelerate the expiry date of the Warrants to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right.

The closing of the Offering is subject to final TSX Venture Exchange approval. No finders fees were paid in connection with the Offering. All securities issued under the Offering are subject to a statutory hold period ending four months and one day from the closing date of the Offering.

Routemaster intends to use the proceeds of the Offering for potential investment opportunities and working capital purposes.

The securities offered under the Offering have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Stock Option Grant

The Company has granted a total of 1,600,000 stock options to certain consultants of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant and may be exercised at a price of $0.09 per option for a period of five years from the date of grant. This grant of options is subject to the approval of the TSX Venture Exchange.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

FORWARD LOOKING STATEMENTS: This news release contains certain forward-looking statements, including statements regarding the intended use of proceeds, use of proceeds and other matters relating to the Offering and the granting of incentive stock options. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.